January 29, 2014

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 2, 2013
Form 10-Q for the Fiscal Quarter Ended November 2, 2013
Filed December 10, 2013
File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 17, 2014 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013 (the “Form 10-K”), which was filed April 2, 2013 and the Company’s Report on Form 10-Q for the fiscal quarter ended November 2, 2013 (the “Form 10-Q”), which was filed December 10, 2013. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended February 2, 2013
Financial Summary, page 26

1.
We note your disclosure of net cash provided by operating activities under “Other Financial Information” within your financial summary. While these presentations are useful, they should be considered in the framework of overall cash flows, which reflect your decisions about the use of cash and the sources and uses of capital. A presentation which shows only cash flows from operations could indicate that the use of the remaining cash flows is entirely at the discretion of management. In future filings, please disclose all measures of cash flows - including investing and financing activities. Refer to the second paragraph of Financial Reporting Codification Section 202.03.

In response to the Staff’s comment, we will prepare the disclosure in the “Financial Summary” included in “Item 6. Selected Financial Data” so as to disclose the cash flow measure related to operating activities, in addition to measures related to investing and financing activities under the section “Other Financial Information.”

2.
We note you disclose “Free Cash Flow” within your financial summary. Please expand your disclosure in future filings to include the requirements of Item 10(e) of Regulation S-K in regards to this non-GAAP measure. In your response to this comment, please provide us a sample of your proposed future disclosure. Refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation “Non-GAAP Financial Measures”, Question 102.07, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, we will prepare the disclosure in the “Financial Summary” included in “Item 6. Selected Financial Data” of future filings of Form 10-K so as to expand the footnote related to “Free Cash Flow” and include the requirements of Item 10(e) of Regulation S-K. The expanded disclosure will read as follows: “Free Cash Flow for each period shown is computed by subtracting from the GAAP financial measure of Net Cash Provided by Operating Activities the amount reported for Capital Expenditures, both of which are disclosed above in the table immediately preceding the measure of Free Cash Flow. The Company believes that the non-GAAP measure of Free Cash Flow is useful to investors as it provides the ability to measure the Company’s operating performance and its ability to generate cash after deducting capital expenditures for both discretionary and nondiscretionary purposes. The closest GAAP financial measure is Net Cash Provided by Operating Activities. The non-GAAP financial measure of Free Cash Flow should not be used in isolation or as an alternative to Net Cash Provided by Operating Activities or as an indicator of the ongoing performance of the Company and is also not intended to supersede or replace the Company’s GAAP financial measure.”

Financial Statements, page 46
Consolidated Statements of Cash Flows, page 49

3.
In future filings, please revise the line item “other assets and liabilities” in your cash flows from operating activities section to present changes in other assets separately from changes in other liabilities.

In response to the Staff’s comment, in future filings, we will revise the “Operating Activities” section of our Consolidated Statements of Cash Flows to separately present changes in ”Other Assets” from changes in “Other Liabilities” for all periods shown.

Note 2 - Segment Reporting, page 50

4.
We note you disclose your net sales by brand on page 30. Please confirm that in future filings you will expand your segment footnote to disclose your net sales by each brand. Refer to FASB ASC 280-10-50-40.

In future filings, the Company will disclose net sales by brand in our “Segment Reporting” Note of the Notes to Consolidated Financial Statements. Our disclosure will reflect the following:

Net Sales:
Brand Information
Financial information relating to the Company’s operations by brand is as follows:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
	(in thousands):
Abercrombie & Fitch	$—	$1,704,190	$1,665,135
abercrombie	—	382,509	397,904
Hollister	—	2,314,462	2,022,002
Gilly Hicks	—	109,644	73,017
	$—	$4,510,805	$4,158,058

Form 10-Q for the Fiscal Quarter Ended November 2, 2013
Financial Summary, page 26

5.
We note that beginning in Fiscal 2012 you include direct-to-consumer sales in your comparable store sales metric. To the extent direct-to-consumer sales had a material effect on your comparable store sales or on any change in trends of this metric, and especially given your change in computing this metric, please confirm that in your filings you will present this key performance indicator in a manner that either separately quantifies the direct-to-consumer activity - similar to the disclosure on page 30 of your 10-K for the fiscal year ended February 2, 2013 - or provides transparent disclosure regarding the impact of direct-to-consumer sales on this metric. Please provide us a draft disclosure to be included in future filings.

In Fiscal 2012, the Company established a new performance metric of comparable sales, including both stores and direct-to-consumer sales due to the following:

•	The Company engages its customers through multiple channels, which include store locations and direct-to-consumer operations.

•	The Company’s customers increasingly shop our brands across multiple channels.

•
Attribution of sales and returns across store and direct-to-consumer channels is becoming less clearly defined with the increase in cross-channel activity, for example - an in-store return of an online purchase.

•
The recent trend within the retail industry is to report comparable sales metrics inclusive of both stores and direct-to-consumer operations, which reflects the change in customer engagement and shopping behavior.

•	Direct-to-consumer operations have a comparable prior period sales amount similar to a comparable store.

In response to the Staff’s comment, we will revise future filings to expand the disclosure related to comparable sales metrics to quantify the store and direct-to-consumer components separately. Consistent with the Form 10-K for the period ended February 2, 2013, the Company will include the following sales information within Management’s Discussion & Analysis for Form 10-K and Form 10-Q filings:

“Total comparable sales for the year, including direct-to-consumer sales, were XX%, consisting of comparable store sales of XX% and comparable direct-to-consumer sales of XX%. Comparable sales for Fiscal 20XX were XX% for the U.S., consisting of comparable store sales of XX% and comparable direct-to-consumer sales of XX%. Comparable sales for the full year were XX% for international, consisting of comparable store sales of XX% and comparable direct-to-consumer sales of XX%.”

I hope that the foregoing has been responsive to the Staff’s comments. In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6400.

Very truly yours,

/s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.